Exhibit 99.1

Nexters announces results for the second quarter and first half of 2022

September 28, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”) released its unaudited financial and operational results for the first half year and second quarter ended June 30, 2022.

First Half and Second Quarter 2022 Highlights

Financial:

●	First half of 2022 revenues of $252 million and second quarter of 2022 revenues of $126 million, growing 28% and 15% year-over-year respectively.
●	Record high net income for the first half of 2022 and the second quarter of 2022 of $56 million and $33 million respectively vs. net losses of $32 million and $20 million in the respective periods of 2021
●	First half of 2022 Adjusted EBITDA of $73 million and second quarter of 2022 Adjusted EBITDA of $46 million compared to the ($22) million and ($15) million in the respective periods of 2021
●	Сash flow generated from operating activities in the first half of 2022 of $40 million and the second quarter of 2022 of $21 million

Corporate updates:

●	On June 29, 2022 Nexters announced changes to its headcount which impacted 235 employees located in Russia, Cyprus and other countries
●	The Board of Directors resolved on July 11, 2022 to intensify the Company’s relocation program to Cyprus, Armenia, and certain other “safe-harbor” countries and to divest its Russia-based subsidiaries
●	As of August 31, 2022 Nexters has fully divested its Russian operations which share of assets in Nexters Group’s total assets amounted to 3.7% as of June 30, 2022
●	Nexters announced changes to its Board of Directors:
o	Marie Holive, Olga Loskutova and Tal Shoham were elected at its 2022 annual general meeting as new independent directors
o	Natasha Braginsky Mounier has been elected by Nexters’ newly composed Board of Directors as Chairperson of the Board
o	Marie Holive will serve as a Chairperson of the Audit Committee and Olga Loskutova will serve as a Member of the Nomination and Compensation Committee. With these changes, all of Nexters’ committees consist of independent directors only

“We are proud of our performance in the second quarter of 2022’’ comments Andrey Fadeev, co-founder and CEO of Nexters.

“Despite an extremely unfavorable macro and geopolitical environment, challenges in user acquisition and player behavior, as well as both organizational and corporate changes, Nexters demonstrated the sustainability of its business and managed to complete the quarter with record high net income.

Looking ahead to the second half of the year, we will continue to focus on operational execution and key product roadmap development, allowing us to navigate the changing environment.”

Second quarter and First Half 2022 financial performance

			Change			Change
US$million	Q2 2022	Q2 2021	(%)	H1 2022	H1 2021	(%)
Revenue	126	110	15%	252	196	28%
Platform commissions	(35)	(30)	20%	(69)	(54)	28%
Game operation cost	(3)	(2)	>100%	(7)	(4)	74%
Selling and marketing expenses	(35)	(91)	(61)%	(91)	(155)	(41)%
G&A expenses	(7)	(3)	>100%	(14)	(5)	>100%
Net Income/(Loss)	33	(20)	>100%	56	(32)	>100%
Adjusted EBITDA	46	(15)	>100%	73	(22)	>100%
Cash flows generated from operating activities	21	(8)	>100%	40	11	>100%

First Half 2022 financial performance

In the first half of 2022 our revenue increased by $56 million (or 28%) year-over-year and amounted to $252 million, driven primarily by a decrease of $84 million in change of deferred revenues during first half of 2022 vs the same period in the prior year and partially offset by a decrease in bookings in the amount of $29 million (or 11%) year-over-year.

Platform commissions increased by 28% in the first half 2022 compared with the same period in 2021, in line with the increase in revenues.

Game operation costs increased by $3 million (or 74%) in the first half of 2022 vs the same period in the prior year to reach $7 million. The increase was due to the increase in the scale of our operations and special costs related to the reduction of personnel in the second quarter 2022.

General and administrative expenses increased by $8 million in the first half of 2022 vs the first half of 2021. The increase was primarily driven by an increase in personnel and other expenses associated with listing on NASDAQ and increase in the scale of our operations as well as by the special costs related to the reduction of personnel in the second quarter of 2022.

Selling and marketing expenses in the first half 2022 decreased by $64 million and amounted to $91 million. The decrease was mainly due to the massive scaling of the investments into new players in the first half of 2021 amplified by a substantial decrease in the marketing investments in the first half of 2022 driven by the general saturation of the market as well as the suspension of our marketing activities in Russia and Belarus due to recent geopolitical events.

As a result of the factors above, net income in the first half of 2022 increased by $88 million and amounted to $56 million vs a net loss of $32 million in the respective period of 2021, while Adjusted EBITDA amounted to $73 million, an increase of $95 million compared with the same period of 2021.

Cash flows generated from operating activities amounted to $40 million in the first half of 2022, an increase of $29 million vs the first half of 2021.

Second quarter 2022 financial performance

In the second quarter of 2022, our revenue increased by $16 million (or 15% year-over-year) and amounted to $126 million, driven primarily by a decrease of $60 million in change of deferred revenues during the second quarter of 2022 vs the same period in the prior year and partially offset by a decrease in bookings in the amount of $43 million (or 28%) year-over-year.

Platform commissions increased by 20% in the second quarter of 2022 compared with the same period in 2021, driven primarily by the increase in revenues and by an increase of share of revenue associated with higher commissions in the second quarter of 2022 vs the same period in the prior year.

Game operation costs increased by $2 million in the second quarter of 2022 mainly due to the increase in the scale of our operations and special costs related to the reduction of personnel in the second quarter 2022.

Selling and marketing expenses in the second quarter of 2022 decreased by $56 million, or 61% year-over-year, and amounted to $35 million. The decrease was mainly due to the massive scaling of the investments into new players in the second quarter of 2021 amplified by a substantial decrease in the marketing investments in the second quarter of 2022 driven by the general saturation of the market as well as the suspension of our marketing activities in Russia and Belarus due to recent geopolitical events.

General and administrative expenses increased by $4 million in the second quarter 2022 vs. the second quarter 2021. The increase was primarily driven by an increase in personnel and other expenses resulting from the recurring expenses associated with listing on NASDAQ and increase in the scale of our operations as well as by the special costs related to the reduction of personnel in the second quarter of 2022.

As a result of the factors above, net income in the second quarter of 2022 increased by $53 million and amounted to $33 million vs. a net loss of $20 million in the respective period of 2021, while Adjusted EBITDA amounted to $46 million, an increase of $61 million compared with the same period of 2021.

Cash flows generated from operating activities amounted to $21 million in the second quarter of 2022, an increase of $29 million vs the second quarter of 2021.

Second quarter and First Half 2022 operational performance in comparison

	Q2	Q2	Change				Change
	2022	2021	(%)		H1 2022	H1 2021	(%)
Bookings ($million)	111	154	(28)%		238	267	(11)%
share of advertising	4.3%	4.5%	(0.2)	p.p.	4.5%	4.1%	0.4	p.p.
MPU (thousand)	343	395	(13)%		359	357	1%
ABPPU ($)	103	125	(17)%		106	120	(12)%

The share of advertisement sales as a percentage of total bookings stayed relatively stable in the second quarter of 2022 and the first half of 2022 at 4.3% and 4.5% respectively compared to 4.5% and 4.1% in the respective periods of 2021, a decrease of 0.2 p.p. and an increase of 0.4 p.p. respectively.

Both the first half and second quarter of 2021 were characterized by a record high investment in marketing, which led to high growth in MPUs. The decrease in the marketing investments in the second quarter of 2022 resulted in a corresponding decrease in MPUs, which reached 343 thousand in the second quarter of 2022 vs 395 thousand in the respective period of 2021, a decline of 13%, while for the first half of 2022 MPU remained relatively stable at 359 thousand compared to the 356 thousand in the first half of 2021.

Split of bookings by platform	Q2 2022	Q2 2021	H1 2022	H1 2021
Mobile	65%	69%	64%	67%
Desktop	35%	31%	36%	33%

In the second quarter and first half of 2022 the share of desktop versions of our games increased by 4 p.p. and 3 p.p., respectively, relative to the same periods of 2021 enabling us to access a wider audience and expanding our addressable market.

Split of bookings by geography	Q2 2022	Q2 2021	H1 2022	H1 2021
US	34%	32%	32%	33%
Asia	26%	24%	27%	23%
Europe	21%	22%	21%	23%
Other**	19%	22%	19%	22%

Our split of bookings by geography in the second quarter and first half of 2022 remained broadly similar to the split in the second quarter and first half of 2021 with a slight increase in the share from Asia.

Note:

*Due to the rounding the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those would be calculated based on the rounded numbers.

**Starting from the second quarter of 2022 the “FSU” category was merged with “Other” category due to the substantial decrease of its share in the total bookings and lower strategic importance as a result of user acquisition investment suspension since February 2022.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended, initially filed by the Company on September 22, 2021, as the most recently amended, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the net income/loss as presented in the Company’s financial statements in accordance with IFRS, adjusted to exclude (i) other comprehensive income/loss, (ii) loss for the period from discontinued operations, (iii) income tax expense, (iv) net finance income/expense, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, and (viii) share-based payments. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the net income/loss to the Adjusted EBITDA

(US$million)	Q2 2022	Q2 2021	H1 2022	H1 2021
Net income/(loss)	33	(20)	56	(32)
Add back:
Other comprehensive (income)/loss	(3)	0.2	(3)	0.3
Loss for the period from discontinued operations	12	5	20	8
Tax expense	1	0.3	2	0.5
Finance (income)/expense, net	(2)	(0.7)	(0.4)	1
Change in fair value of share warrant obligations and other financial instruments	(0.6)	—	(7)	—
Share of loss of equity-accounted associates	3	—	2	—
D&A	1	0.1	2	0.2
Share based payments	1	0.3	2	0.7
Adjusted EBITDA	46	(15)	73	(22)